Northern Trust Investments, Inc.

50 South LaSalle Street

Chicago, Illinois 60603

December 22, 2011

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Bar Association Members/Northern Trust Collective Trust

Registration Statement on Form S-1 (No. 333-177124)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”) hereby respectfully requests that the effective date of the Registration Statement on Form S-1 of the Collective Trust (File No. 333-177124), as amended by Amendment Nos. 1 and 2 thereto (the “filing”), be accelerated to today, Thursday, December 22, 2011 at 4:30 p.m. (Eastern time) or as soon thereafter as may be practicable.

The Collective Trust acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Collective Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Andrew H. Shaw at (312) 853-7324.

*        *        *

Very truly yours,

AMERICAN BAR ASSOCIATION MEMBERS/ NORTHERN TRUST COLLECTIVE TRUST

By:	/s/ Thomas R. Benzmiller

Name: Thomas R. Benzmiller
Title: Principal Executive Officer

Acceleration Request Letter